UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549



                          SCHEDULE 13G



            Under the Securities Exchange Act of 1934

                       (Amendment No. 7)*


                    HARVEST NATURAL RESOURCES, INC.
                        (Name of Issuer)


                          COMMON STOCK
                 (Title of Class of Securities)


                           41754V103
                         (CUSIP Number)


                        November 30, 2004
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ X ]  Rule 13d-1(b)
     [   ]  Rule 13d-1(c)
     [   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 41754V103



1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                   HEARTLAND ADVISORS, INC.

                   #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                   (a)  [      ]
                                   (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                             WISCONSIN, U.S.A.

-------------------------------------------------------------------
NUMBER OF        		5.  SOLE VOTING POWER
SHARES BENEFICIALLY
OWNED BY              			None
EACH
REPORTING        		6.  SHARED VOTING POWER
PERSON
WITH                			1,541,600

                      		7.  SOLE DISPOSITIVE POWER

                           		None

                      		8.  SHARED DISPOSITIVE POWER

                            		1,551,300
-------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,551,300

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ____


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.2%

12.  TYPE OF REPORTING PERSON

       IA


CUSIP No. 41754V103


1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                   WILLIAM J. NASGOVITZ

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                   (a)  [      ]
                                   (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                             U.S.A.

-------------------------------------------------------------------
NUMBER OF        		5.  SOLE VOTING POWER
SHARES BENEFICIALLY
OWNED BY                		None
EACH
REPORTING        		6.  SHARED VOTING POWER
PERSON
WITH                   			1,541,600

                      		7.  SOLE DISPOSITIVE POWER

                              		None

                      		8.  SHARED DISPOSITIVE POWER

                               		1,551,300
-------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,551,300

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ____


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.2%

12.  TYPE OF REPORTING PERSON

      IN


Item 1.
         (a) Name of Issuer: Harvest Natural Resources, Inc.


         (b) Address of Issuer's Principal Executive Offices:
             1177 Enclave Parkway
             Suite 300
             Houston, TX 77077
Item 2.
         (a) Name of Person Filing:   (1) Heartland Advisors, Inc.

               			      (2) William J. Nasgovitz

         (b) Address of Principal Business Office:
             (1)    789 North Water Street	(2)  789 North Water Street
                    Milwaukee, WI  53202             Milwaukee, WI  53202

         (c) Citizenship:  Heartland Advisors is a Wisconsin corporation.
			   William J. Nasgovitz - U.S.A

         (d) Title of Class of Securities:  Common Stock

         (e)  CUSIP Number: 41754V103

Item 3. The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz, President and principal shareholder of Heartland Advisors, Inc. Mr. Nasgovitz joins in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on Schedule 13G. The reporting persons do not admit that they constitute a group.

Item 4. Ownership.

   	 For information on ownership, voting and dispositive power with respect to the above listed shares, see Items 5-9 of the Cover Pages.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ X ]

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

     	Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable.

Item 8. Identification and Classification of Members of the Group.

        Not Applicable.

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10.  Certification.

         By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 8, 2004

WILLIAM J. NASGOVITZ               	HEARTLAND ADVISORS, INC.

By: /s/  PAUL T. BESTE			By: /s/ PAUL T. BESTE
       Paul T. Beste				Paul T. Beste
       As Attorney in Fact for			Chief Operating Officer
       William J. Nasgovitz

EXHIBIT INDEX

     Exhibit 1       Joint Filing Agreement


EXHIBIT 1



                     Joint Filing Agreement


The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of Harvest Natural Resources, Inc. at November 30, 2004.



WILLIAM J. NASGOVITZ

By: /s/   PAUL T. BESTE
    Paul T. Beste
    As Attorney in Fact for William J. Nasgovitz





HEARTLAND ADVISORS, INC.


By:  /s/ PAUL T. BESTE
     Paul T. Beste
     Chief Operating Officer